Exhibit 99.1

CannTrust Establishes U.S. Operations

VAUGHAN, ON, June 19, 2019 – Today, CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST, NYSE: CTST), a federally regulated licensed producer of medical and recreational cannabis with more than 72,000 patients in Canada, announced that it is establishing operations in the United States (“U.S.”), starting in the State of California. CannTrust has signed a non-binding letter of intent (“LOI”) that will provide access to over 3,000 acres of farmland for hemp production with Elk Grove Farming Company, LLC (“Elk Grove”), a diversified farming company with operations in the State of California, to secure low-cost hemp with high cannabidiol (“CBD”) content. CannTrust and Elk Grove will each have 50% ownership of a new entity (the “Joint Venture”).

The opportunity in the U.S. for CannTrust is to become a trusted supplier of consistent, standardized and high-quality hemp-derived CBD formulations at scale. The Company believes there will be increasing demand for hemp-derived CBD formulations from international retailers and product manufacturers, and those organizations require expertise in genetics and value-add processing to ensure products are desirable and meet the highest safety standards.

CannTrust will guarantee the off-take of biomass produced by the Joint Venture, and will use its expertise to process, formulate and sell hemp-derived CBD products in U.S. markets where such sales are lawful. As an experienced operator meeting rigorous regulatory standards, CannTrust is well positioned to execute on this cultivation, processing and formulation strategy with the goal of becoming a leading supplier of hemp-derived CBD products in the U.S.

“This agreement represents another bold move for CannTrust. Our U.S. operation is expected to deliver a significant increase in low-cost production capacity, which will leverage our expertise in standardized CBD-based product formulation, and will give the Company a foothold in the largest international CBD market in the world with an experienced and knowledgeable partner,” said Peter Aceto, Chief Executive Officer. “Following our successful equity offering, we have the liquidity we need to fund our ambitious growth plans including our greenhouse expansion in Niagara, our outdoor cultivation operation in British Columbia, our global footprint expansion and now our U.S. operation. We continue to focus on delivering on our vision of becoming a global provider of innovative cannabis-based and hemp-derived products.”

Elk Grove has multi-generational experience in farming across a wide variety of commodities and value-added expertise in leading crop protection products, application and input supply with operations throughout the State of California. The team at Elk Grove specializes in consulting on agricultural development and has unique knowledge of farming in California, one of the most prolific agricultural regions in the world.

“We are thrilled to be partnering with CannTrust. Our knowledge of farming operations in California coupled with CannTrust’s expertise in developing award-winning formulations is the perfect match to become a trusted supplier of CBD products in the U.S,” said Morgan Houchin of Elk Grove Farming Company, LLC.

CannTrust U.S. Operations

This initiative is the first step in CannTrust’s development of full-scale U.S. operations. Upon establishment of the Joint Venture in California, CannTrust will have secured a long-term source of significant supply of low-cost industrial hemp from a trusted and proven partner. Prior to commercial scale cultivation from the Joint Venture in 2020, the Company plans to execute on (1) its processing strategy from the biomass produced from the Joint Venture, and (2) its product development strategy.

CannTrust is well positioned to use extracted product from its U.S. operations in proprietary products that have already been developed and that are ready for commercial production (e.g., CannTrust’s patented single-serve beverage pods), products currently under development with existing partners, and in formulations required by future partners.

Investment in the U.S. operation is expected to be up to $20 million through to the end of 2020. This capital investment includes the Company’s share of cultivation, harvest and post-harvest processing for the Joint Venture, as well as extraction and processing investments that will be funded by CannTrust. This level of capital investment assumes starting with up to 300 acres for cultivation in 2020.

Details of the LOI

The Joint Venture will secure a long-term lease for over 3,000 acres of farmland designated for hemp production in Southern California, which is currently wholly-owned by the Houchin family or through partnership investment. CannTrust will provide its expertise in grow methodology, drying techniques, and experience in extraction, as well as provide genetics that are legal under state and federal law. Elk Grove will lead operations, farm management services, packaging and transportation, and provide suitable land area and warehouse space for drying and value-added handling of the hemp biomass produced.

Both parties will provide equal contribution of capital to finance operations of the Joint Venture, including capital investments, operating expenditures and working capital. All profits will be distributed based on ownership percentage of the Joint Venture.

Upon execution of a binding agreement, commercial operation of the Joint Venture is targeted to begin in 2020, subject to local regulatory approval.

Regulatory Framework

The California Industrial Hemp Farming Act became effective in January 2017. The federal Agricultural Improvement Act of 2018 became effective January 2019, removing hemp from Schedule I of the Federal Controlled Substances Act, thereby removing industrial hemp, which is defined as having less than 0.3% THC content, as a federally regulated controlled substance.

In the State of California, growers of industrial hemp for commercial purposes must register with the county agricultural commissioner prior to cultivation; there is currently no state registration required to grow industrial hemp.

CannTrust, Elk Grove and the Joint Venture intend to develop its cultivation and processing operations according to both federal and state laws.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 72,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use primarily for its extraction-based products.

About Elk Grove

Elk Grove Farming Company, LLC is a diversified farming and farm management company with headquarters in Bakersfield, California. Elk Grove is a company owned by Tech Agricultural Corporation and the Houchin family. Tech Agricultural Corporation also offers industry leading crop protection products and application, adaptable financing for crop production and input supply, agricultural real estate brokerage and investment services, custom farm management, corn and alfalfa seed distribution and dairy mineral supplements.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s plans to reach a definitive agreement with Elk Grove as it relates to the Joint Venture, the timing of commercial production of the Joint Venture and the anticipated demand for hemp-based CBD formulations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: finalizing the Joint Venture; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information: or to arrange an interview, please contact:

Media Relations: Riya Dhaliwal, Tel: 1-888-677-1477, media@canntrust.ca;

Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca